Ref.: File No. 82-4025

GLOBEX

GMX

Toronto Stock Exchange

Interim Report

Nine months ended September 30, 2005

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of September 30, 2005 and for the three month and nine month periods ending September 30, 2005 and 2004. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Income and Deficit

(Cdn. dollars) (unaudited)	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Revenues				
Option income	**$ (300)**	$ 42,500	**$ 489,726**	$ 573,946
Interest income	**1,800**	1,593	**5,867**	5,041
Gain (loss) on sale of marketable securities	**-**	(21,726)	**-**	19,797
(Loss) gain on foreign exchange translation	**(5,788)**	(8,220)	**(4,211)**	(2,645)
Other	**-**	433	**9,227**	1,556
	(4,288)	14,580	**500,609**	597,695
Expenses				
Amortization	**2,470**	1,941	**7,240**	5,161
Office and general	**61,316**	27,453	**139,458**	92,120
Professional fees and outside services	**62,630**	32,023	**162,085**	101,431
Stock-based compensation	**-**	17,000	**79,500**	219,950
Transfer agent fees	**2,177**	1,560	**6,745**	6,125
Travel and automotive	**5,192**	1,106	**18,204**	12,150
Write off exploration expenditures and properties	**20,193**	654,918	**62,037**	672,980
Write down marketable securities	**-**	-	**116,738**	-
	153,978	736,001	**592,007**	1,109,917
Net loss for the period	**(158,266)**	(721,421)	**(91,398)**	(512,222)
Deficit - beginning of period	**(33,139,175)**	(32,622,714)	**(33,206,043)**	(32,641,663)
Restatement for stock-based compensation costs	**-**	-	**-**	(189,250)
Share issue expenses	**-**	-	**-**	(1,000)
Deficit - end of period	**$ (33,297,441)**	$ (33,344,135)	**$ (33,297,441)**	$ (33,344,135)
Net loss per share - basic and diluted	**$ (0.01)**	$ (0.05)	**$ (0.01)**	$ (0.04)
Weighted average number of common shares	**14,033,538**	13,580,204	**13,981,859**	13,505,914

Interim Consolidated Balance Sheets

(Cdn. dollars)	As at September 30 2005 unaudited	As at December 31 2004 audited
Assets		
Current		
Cash and cash restricted for flow-through expenditures (note 2)	**$ 196,419**	$ 393,129
Marketable securities Market value - $679,883 (December 31, 2004 - $302,543)	**401,162**	279,978
Receivables	**62,357**	152,760
Quebec refundable tax credit and mining duties refunds	**39,583**	126,610
Prepaid expenses	**10,928**	9,087
	710,449	961,564
Reclamation bonds	**119,931**	122,657
Equipment	**23,347**	29,737
Mineral properties and deferred exploration expenses	**993,192**	733,009
	$ 1,846,919	$ 1,846,967
Liabilities		
Current		
Accounts payable and accrued liabilities	**$ 45,453**	$ 141,654
Shareholders' Equity		
Share capital		
Common shares Authorized - unlimited Issued - 14,033,538 (2004 - 13,913,538)	**34,492,789**	34,397,989
Share purchase warrants	**53,667**	53,667
Contributed surplus - stock-based compensation	**552,450**	459,700
Deficit	**(33,297,440)**	(33,206,043)
	1,801,466	1,705,313
	$ 1,846,919	$ 1,846,967

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

(Cdn. dollars) (unaudited)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Operating Activities				
Net loss for the period	$ (158,266)	$ (721,421)	$ (91,398)	$ (512,222)
Charges (credits) to income not affecting cash				
Amortization	2,470	1,941	7,240	5,161
Provision for loss on marketable securites	-	-	116,738	-
Stock-based compensation	-	17,000	92,750	219,950
Write off exploration expenditures and properties	-	653,601	-	653,601
Net change in non-cash working capital balances related to operations				
(Increase) decrease in marketable securities, receivables, Quebec refundable tax and prepaids	279,494	34,371	(62,333)	6,900
(Decrease) increase in accounts payable and accrued liabilities	(8,151)	14,209	(96,201)	15,916
	115,547	(299)	(33,204)	389,306
Financing Activities				
Issuance of share capital	-	-		9,750
Share issue expense	-	-	-	(1,000)
	-	-	-	8,750
Investing Activities				
Deferred exploration expenses	(67,626)	(92,023)	(203,368)	(173,670)
Option proceeds and grants reducing mineral properties and deferred exploration expenditures	36,786	20,573	74,874	79,227
Mineral properties acquisitions	(1,610)	(943)	(36,888)	(32,798)
Equipment additions	(200)	(2,241)	(850)	(3,581)
Foreign exchange reclamation bonds	5,160	7,130	2,726	2,190
	(28,491)	(67,504)	(163,506)	(128,632)
Net (decrease) increase in cash	87,056	(67,803)	(196,710)	269,424
Cash - beginning of period	109,363	339,288	393,129	2,061
Cash - end of period	$ 196,419	$ 271,485	$ 196,419	$ 271,485

Interim Consolidated Statements of Deferred Exploration Expenditures

(Cdn. dollars) (unaudited)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Current Expenses				
Drilling	$ -	$ 41,837	$ 101,564	$ 60,300
Prospecting	21,181	1,772	54,441	18,092
Geologist	16,600	18,450	46,037	20,538
Mining property tax	7,562	10,738	18,099	25,315
Consulting	1,163	2,838	15,203	5,470
Labour	2,581	4,075	12,218	4,075
Laboratory analysis	53	2,226	9,755	43,611
Core shack rental and storage	584	300	3,917	900
Reports and maps	799	4,291	1,626	7,638
Geophysics	1,003	3,300	1,003	3,300
Equipment rental	500	-	690	-
Supplies	-	470	470	585
Transport costs	76	226	405	408
Travel and accomodation	77	1,217	77	1,217
Line cutting	-	1,600	-	1,600
Total current expenses	52,179	93,340	265,405	193,049
Deferred exploration expenses - beginning of period	665,113	946,658	541,811	885,913
Sales and/or options and grants	-	(10,574)	(12,439)	(31,476)
Exploration expenses written off	(20,193)	(600,372)	(62,037)	(618,434)
Mining duty refund	-	-	(35,641)	-
Deferred exploration expenses - end of period	$ 697,099	$ 429,052	$ 697,099	$ 429,052

GLOBEX MINING ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 (unaudited)

1. ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the recent annual consolidated financial statements as disclosed in note 2 to Globex's financial statements for the year ended December 31, 2004. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2004 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2005 and the results of operations and cash flows for the three and nine month periods ended September 30, 2005 and 2004.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2005.

2. CASH RESTRICTED FOR FLOW-THROUGH EXPENDITURES

During the year ended December 31, 2004, the Company issued 333,334 flow-through shares with attached warrants at $0.90 per unit, $300,000. These proceeds are committed to prescribed resource expenditures. To September 30, 2005, the Company has spent $202,600 on flow-through related exploration expenditures.

3. SHARE CAPITAL, WARRANTS AND OPTIONS

SHARE CAPITAL
Authorized: Unlimited common shares. No par value.

	2005		2004	
Balance, beginning of year	13,913,538	$34,397,989	13,455,204	$34,160,266
Stock options exercised for cash	-	-	35,000	9,750
Private placement - flow-through shares	-	-	333,334	300,000
Private placement - Wood acquisition	120,000	94,800	90,000	74,700
Share purchase warrants	-	-	-	(53,667)
Tax benefits renounced - flow-through	-	-	-	(93,060)
Balance, end of year	14,033,538	$34,492,789	13,913,538	$34,397,989

Globex continued its option to acquire the Wood gold property. The second year option payment was $30,000 and 120,000 Globex shares, valued at $94,800.

WARRANTS	Number of Warrants	Valuation $	Exercise price	Expiry date
	333,334	53,667	$1.25	December 15, 2005
	230,768	-	1.95	December 30, 2005
	564,102	53,667		

OPTIONS	Number of Options	Weighted Average Exercise Price per Share
Balance, beginning of the year	2,053,000	$ 0.39
Options granted	175,000	0.75
Balance, end of the period	2,228,000	0.42

3. SHARE CAPITAL, WARRANTS AND OPTIONS - continued

For the nine months period ended September 30, 2005, the Company granted 175,000 stock options with an average fair value of $0.53 to its independent directors and a non-employee. Using the Black-Scholes option pricing model and the following assumptions: risk free interest rates of 4.50%; expected volatility of 100%; expected life of 4 years and expected dividend yield of 0%, the fair value of $92,750 has been recognized in the Company accounts.

The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2005.

Range of Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$0.20 - 0.34	1,753,000	6.01	$0.30
$0.70 - 1.00	425,000	6.17	$0.77
$1.50	50,000	0.58	$1.50

4. RELATED PARTY TRANSACTIONS

In 2005, the Company made payments to two shareholders, both officers and directors of the Company, and to a company controlled by a shareholder. $123,300 (2004 - $87,243) was included in Office and general and Professional fees and outside services, for services rendered. $10,500 and 42,000 Globex shares, valued at $33,180, received as partial consideration for acquisition of the Wood Gold property, was included in Mineral properties and deferred exploration expenses. At September 30, 2005, accounts payable included $21,173 due to related parties. These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties.

5. JOINT VENTURE PROJECT

$280,000 was spent to date in 2005 on the Wood - Pandora gold property drill program. The 3rd phase of drilling, with a budget of $150,000, is scheduled for fall 2005. Each partner reports his respective share of expenditures.

In 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. Under the agreement, the Partner's effectively pooled the Company's Wood gold mine claims and Queenston's adjacent Pandora gold property claims. The Partners participate jointly in exploration, development and mining of mineral resources within the properties, with Globex as operator.

6. WOOD GOLD MINE PROPERTY ACQUISITION

Globex continued the Wood property option. The second year option payment was $30,000 and 120,000 Globex shares, valued at $94,800, bringing the total acquisition cost to date to $219,500.

In January 2003, the Company acquired a 50% interest in the Wood Gold property, Cadillac township, Quebec. The 50% interest in the Wood Gold property was transferred at no cost to the Company by a prospecting group of which Géoconseils Jack Stoch Ltée ("GJSL") is a member. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company wholly owned by Jack Stoch, the President and a director of the Company. After the transfer to the Company, GJSL held a 17.5% undivided interest in the Wood Gold property.

6. WOOD GOLD MINE PROPERTY ACQUISITION - continued

On May 1, 2004, the Company, as project manager for the Wood Gold property, was granted an option to acquire the remaining 50% of the property from the prospecting group, for: (i) $150,000; (ii) 660,000 common shares of the Company, 60,000 of which are due upon a production decision; and (iii) a 2% net smelter royalty. The option payments to be made by the Company are due over a four-year period. Under the terms of the agreement, the Company may purchase one-half of the net smelter royalty for $750,000 at any time prior to a production decision. The first payment made to the prospecting group by the Company consisted of $20,000 and 90,000 common shares of the Company. The May 2004 transaction was approved by the independent members of the board of directors of the Company and all applicable regulatory approvals were obtained.

7. COMMITMENTS

The Company has no current commitments other than declared in note 2.

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"
(GMX: Toronto Stock Exchange)
14,048,538 shares issued and outstanding

GLOBEX

Ref.: File No. 82-4025

October 24, 2005

GLOBEX LISTS ON FRANKFURT STOCK EXCHANGE

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX - Toronto Stock Exchange, G1M - Frankfurt Stock Exchange and GLBXF - Pink Sheets U.S.) is pleased to announce that it has been listed for trading on the Frankfurt Stock Exchange under the symbol G1M.

German brokerage firm **N.M. Fleischhacker AG** sponsored Globex's listing. They will henceforth act as market maker and will introduce Globex to the European investment community. **N.M. Fleischhacker AG** was founded in 1902 and, since 2004, has concentrated on market making for international resource securities.

Globex will be a featured speaker on October 25, 2005 at the Stock Day Resources 2005 conference in Frankfurt, Germany.

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 70 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are deposits or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one six property uranium-gold project; one uranium-fluorite deposit and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

14,033,538 shares issued and outstanding

Ref.: File No. 82-4025

October 17, 2005

DIAMOND ADDED TO GLOBEX'S GOLD SETTING

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange and GLBXF: Pink Sheets - U.S.) has been informed that a diamond has been recovered from the Company's Laguerre-Knutson gold property in the Larder Lake Mining Division, McVittie Township, Ontario, Canada. **The diamond is referred to by government geologists as a 2.214 mg macrodiamond that was recovered from a small 24 kg rock sample (#GGDA0410). It is described as a 0.011 carat diamond fragment measuring 1.28 mm by 1.11 mm X 1.18 mm. Further it is said to be white, translucent with graphite inclusions and displays significant cleavage.** Processing and sampling description was by SGS Lakefield Research Limited.

The diamond was recovered by caustic dissolution of a **biotite-rich lamprophyre dyke** collected by Ontario Ministry of Northern Development and Mines District Geologist Mr. Gary Grabowski, as part of a Discover Abitibi Initiative (DAI) to sample lamprophyre dikes in the Kirkland Lake-Cobalt area. Results of this study were recently released as Ontario Geological Survey, Open File Report 6170 authored by G.P.B. Grabowski and A.C. Wilson.

The Discover Abitibi Initiative (DAI) is a FedNor-Industry Canada, Northern Ontario Heritage Fund, local municipality and private sector funding of geosciences programs designed to stimulate mineral exploration in the Abitibi portion of Northeastern Ontario.

In September 2004, Globex undertook a three hole, 648.85 metre drill program in order to test certain rock and structural features on the property. Wide zones of carbonate alteration with elevated gold assays were intersected north of the Laguerre Gold Zone, a wide gold bearing porphyry dyke which has been drilled and accessed by a shaft and underground workings to at least 300 metres vertically.

In addition to the gold-carbonate zone, two drill holes hit significant widths of biotitic lamprophyre dyke in structures parallel to the newly discovered diamond bearing lamprophyre. Dykes up to 63 metres wide were intersected but have not as yet been analysed for diamonds. Globex will shortly arrange for analysis of the core.

Additional claims acquired

Globex has acquired one additional mineral lease adjoining the property to the southeast including **the Raven River Gold Deposit which has a reported non 43-101 conformable 11 million ton resource of 0.05 oz/ton (1.7 g/t) gold** (Source: J.E. Jerome, Mine Manager and T.C. Holmes, geologist, 1939) outlined in a highly carbonated and fractured syenite adjacent to a structural feature that Globex deems a significant gold exploration target. **In addition, lamprophyres are reported on the newly acquired lease.**

Globex has agreed to issue 15,000 shares and pay a 1% Net Smelter Royalty if the gold price is under US$550/oz or 1½% Net Smelter Royalty if the gold price is greater than US$550/oz.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
E-mail: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

14,033,538 shares issued and outstanding

Ref.: File No. 82-4025

October 12, 2005

GLOBEX TERMINATES BROOKMOUNT'S MOOSELAND OPTION

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange and GLBXF: Pink Sheets - U.S.) wishes to announce that it has terminated Brookmount Explorations Inc.'s option on Globex's Mooseland Gold Mine property in Halifax County, Nova Scotia.

Brookmount paid Globex an initial 500,000 shares due upon signature but had failed to meet any of the cash payment requirements despite several extensions.

Globex has received several enquiries regarding Mooseland and has entered into negotiations regarding an option of the property.

We seek safe harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
E-mail: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

14,033,538 shares issued and outstanding

Ref.: File No. 82-4025

September 26, 2005

UNDERGROUND WORK TO START AT RUSSIAN KID GOLD DEPOSIT

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange and GLBXF: Pink Sheets - U.S.) is pleased to announce that **Mirabel Resources Inc. (RMB-TSX-V)** has signed an agreement with privately owned Industrial Group whereby Industrial Group will conduct work and supply equipment necessary to rehabilitate underground access at Globex's Russian Kid Gold Mine located in Dasserat Township, 35 km west of Rouyn-Noranda, Quebec. This work will enable Mirabel to commence underground bulk sampling.

Globex has optioned the Russian Kid Gold Mine to Mirabel (see Press Release dated May 31, 2005). To date, Globex has received 1.75 million Mirabel shares and is to receive $500,000 in option payments over the next 6 months as well as $150,000 in discretionary Globex managed exploration funds.

Globex maintains a 5% Net Metal Royalty on the first 25,000 ounces of gold produced from the property and a 3% Net Metal Royalty on all other production thereafter.

The Russian Kid Gold Mine property is a drill defined gold zone that has been accessed and sampled underground via a 2700 foot ramp and 3 levels. A non-NI 43-101 conformable historical resource of 1,124,532 tons grading 0.247 oz/ton Au was calculated in 1984 by independent consultants Asselin, Benoit, Boucher, Ducharme, Lapointe, Inc. (ABBDL-TECSULT).

We seek safe harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com